UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: October 17, 2020

(Date of earliest event reported)

HYLETE, Inc.

(Exact name of registrant as specified in its charter)

Delaware	45-5220524
(State or other incorporation)	(I.R.S. Employer Identification No.)

564 Stevens Avenue,

Solana Beach, CA 92075

(Full mailing address of principal executive offices)

(858) 225-8998

(Issuer’s telephone number, including area code)

Class A Common Stock

Class A Bonds

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

On October 17, 2020, HYLETE, Inc. (the “Company”) sent out a “Flash Financial Update” to its current investors containing certain information on the Company’s operations for the nine months ended September 30, 2020. All of the financial information contained in this Flash Financial Update is based on the Company’s unaudited operating data and is subject to change, pending the Company’s preparation of its financial statements for the years ended December 31, 2020 and 2019 to be included in its annual report on Form 1-K, including the audit of those year-end financial statements by the Company’s accountant.

A copy of this Flash Financial Update is attached as Exhibit 16.1.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYLETE, Inc.

By:	/s/ Adam Colton
Name:	Adam Colton
Title:	Chief Financial Officer

Date:	October 19, 2020

Exhibit Index

Exhibit No.	Description

16.1	HYLETE Flash Financial Update dated September 30, 2020.